AMSTEEL CORPORATION BERHAD (20667-M)
A Member of The Lion Group

25 August 2004

04045571

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the following documents for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934:

1) General Announcement dated 24 August 2004, Re: Proposed renewal of shareholders' mandate for recurrent related party transactions of a revenue or trading nature; and

2) Financial Results dated 24 August 2004, Re: Fourth quarterly report for the financial period ended 30 June 2004.

Please contact the undersigned if you have any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

c.c. Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Form Version 2.0

General Announcement

Ownership transfer to AMSTEEL on 24/08/2004 05:49:27 PM
Reference No AA-040824-5E9A3

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

* Type : ● Announcement ○ Reply to query

* Subject :

PROPOSED RENEWAL OF SHAREHOLDERS' MANDATE FOR RECURRENT RELATED PARTY TRANSACTIONS OF A REVENUE OR TRADING NATURE

* **Contents :-**

The Board of Directors of Amsteel Corporation Berhad wishes to announce that the Company intends to seek the approval of its shareholders for the proposed renewal of shareholders' mandate for recurrent related party transactions of a revenue or trading nature at the forthcoming Twenty-Ninth Annual General Meeting to be convened.

A circular containing the information on the above will be issued to the shareholders in due course.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary 24/8/04

24 AUG 2004

Form Version 2.0

Financial Results

Ownership transfer to AMSTEEL/EDMS/KLSE on 24/08/2004 05:56:29 PM
Reference No AA-040824-69805

Submitting Merchant Bank (if applicable)	:	
Submitting Secretarial Firm Name (if applicable)	:	
* Company name	:	**AMSTEEL CORPORATION BERHAD**
* Stock name	:	**AMSTEEL**
* Stock code	:	**2712**
* Contact person	:	**CHAN POH LAN**
* Designation	:	**SECRETARY**

Part A1 : QUARTERLY REPORT

*** Quarterly report for the financial period ended**	:	**30/06/2004**
*** Quarter**	:	○ 1 Qtr ○ 2 Qtr ○ 3 Qtr ● 4 Qtr ○ Other
*** Financial Year End**	:	**30/06/2004**
*** The figures**	:	○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

AMSTEEL-4q04 ACB.rtf LICB.rt SCB.rtf

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 30/06/2004**

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
	30/06/2004	30/06/2003	30/06/2004	30/06/2003
	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

24 AUG 2004

1	Revenue	343,252	544,335	2,428,982	4,564,239
2	Profit/(loss) before tax	40,365	16,072	129,060	1,144,096
3	Profit/(loss) after tax and minority interest	21,363	-26,478	23,274	721,945
4	Net profit/(loss) for the period	21,363	-26,478	23,274	721,945
5	Basic earnings/(loss) per share (sen)	1.60	-1.99	1.75	117.80
6	Dividend per share (sen)	0.00	0.00	0.00	0.00
		AS AT END OF CURRENT QUARTER*		AS AT PRECEDING FINANCIAL YEAR END	
7	Net tangible assets per share (RM)	0.1200		0.1100	

Remarks :

Note: For full text of the above announcement, please access the Bursa Malaysia website at www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 30/06/2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2003 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 30/06/2004 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2003 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	32,446	55,695	306,418	392,109
2	Gross interest income	37,032	65,062	126,637	99,998
3	Gross interest expense	47,553	26,731	200,088	302,727

Remarks :

Note: The above information is for the Exchange internal use only.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

24 AUG 2004

AMSTEEL CORPORATION BERHAD

(Incorporated in Malaysia) (20667-M)

Interim Report for the Fourth Quarter Ended 30 June 2004

(Incorporated in Malaysia)

Interim report for the fourth quarter ended 30 June 2004
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

	Note	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER 30/06/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2003 RM'000	CURRENT YEAR TO DATE 30/06/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2003 RM'000
Revenue		343,252	544,335	2,428,982	4,564,239
Operating expenses		(320,805)	(521,222)	(2,147,243)	(4,282,367)
Other operating income		9,999	32,582	24,679	110,237
Profit from operations		32,446	55,695	306,418	392,109
Finance costs		(47,553)	(26,731)	(200,088)	(302,727)
Share in results of associated companies and joint-ventures		33,777	(6,079)	1,035	(18,019)
Impact of Group-Wide Restructuring		-	(6,813)	-	1,072,733
Gain on disposal of retail division		79,926	-	79,926	-
Provision for impairment / diminution in value:					
- Investment properties		(14,633)	-	(14,633)	-
- Investment in quoted investments		(43,598)	-	(43,598)	-
Profit before taxation		40,365	16,072	129,060	1,144,096
Taxation	17	(12,410)	(6,524)	(61,649)	(57,663)
Profit after taxation		27,955	9,548	67,411	1,086,433
Minority interests		(6,592)	(36,026)	(44,137)	(364,488)
Net profit/(loss) for the period		21,363	(26,478)	23,274	721,945
Profit/(Loss) per share (sen):	25				
- Basic		1.60	(1.99)	1.75	117.80
- Fully diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

Interim report for the fourth quarter ended 30 June 2004 (Cont'd)
The figures have not been audited.

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 30/06/2004 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2003 RM'000
Property, plant and equipment		725,644	1,364,165
Land and development expenditure		347,786	199,111
Investment properties		225,713	249,199
Associated companies		197,050	481,016
Interest in joint-ventures		52	31
Long term investments		1,295,504	1,197,229
Goodwill on consolidation		46,349	61,959
Other intangible assets		217	13,856
Current assets			
- Short term investments		94,748	-
- Inventories		87,742	206,801
- Land and development expenditure		115,096	189,954
- Trade receivables		173,203	101,061
- Other receivables, deposits and prepayments		630,597	697,020
- Deposits, cash and bank balances		144,875	281,869
		1,246,261	1,476,705
Current liabilities			
- Trade payables		62,559	336,077
- Other payables		515,203	705,231
- Short term borrowings	21	740,594	545,223
- Tax liabilities		40,029	50,066
		1,358,385	1,636,597
Net current liabilities		(112,124)	(159,892)
		2,726,191	3,406,674
Share capital		1,331,175	1,331,175
Reserves		(1,120,709)	(1,105,562)
Shareholders' funds		210,466	225,613
Minority interests		54,619	218,276
Long term borrowings	21	2,434,786	2,925,090
Deferred tax liabilities		17,908	29,466
Deferred payables		8,412	8,229
		2,726,191	3,406,674
Net tangible assets per share (RM)		0.12	0.11

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2003	1,331,175	230,188	224,612	575,126	(2,135,488)	225,613
Reserve on consolidation	-	-	-	(613)	-	(613)
Transfer from/(to) reserve	-	-	(24,246)	26,665	(2,419)	-
Provision for deferred tax on investment properties	-	-	5,208	-	-	5,208
Reserve arising from disposal of associated company	-	-	-	(22,930)	-	(22,930)
Reserve arising from disposal of subsidiary companies			-	(24,293)		(24,293)
Equity accounting for share of net assets of associated companies	-	-	-	4,107	-	4,107
Translation loss on net equity of foreign subsidiary companies	-	-	(125)	(986)	-	(1,111)
Surplus on revaluation of investment properties	-	-	1,211	-	-	1,211
Net profit for the financial period	-	-	-	-	23,274	23,274
Balance at 30 June 2004	1,331,175	230,188	206,660	557,076	(2,114,633)	210,466
Balance at 1 July 2002	629,797	230,188	485,627	369,626	(2,903,984)	(1,188,746)
Implementation of the restructuring scheme:						
- Capital reconstruction	(377,878)	-	-	-	377,878	-
- Issue of new ordinary shares pursuant to acquisition of additional interest in subsidiaries	387,332	-	-	-	-	387,332
- issue of new ordinary shares pursuant to arrangement with creditors	691,924	-	-	-	-	691,924
- Reserve arising from disposal/ dilution of subsidiary companies	-	-	(240,690)	(148,084)	-	(388,774)
Transfer from/(to) reserve		-	(20,325)	351,652	(331,327)	
Amortisation of reserve on consolidation	-	-	-	(5,456)	-	(5,456)
Equity accounting for share of net assets of associated companies	-	-	-	7,628	-	7,628
Currency translation differences	-	-	-	(240)	-	(240)
Net profit for the financial period	-	-	-	-	721,945	721,945
Balance at 30 June 2003	1,331,175	230,188	224,612	575,126	(2,135,488)	225,613

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 30/06/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2003 RM'000
OPERATING ACTIVITIES		
Net profit before tax	129,060	1,144,096
Adjustments for:		
Non-cash items (mainly depreciation and amortisation)	30,917	(861,220)
Non-operating items (mainly finance costs)	154,134	235,697
Operating profit before changes in working capital	314,111	518,573
Changes in working capital:		
Net changes in current assets	(431;153)	(277,800)
Net changes in current liabilities	265,874	48,347
Others (mainly tax paid)	(19,834)	(118,372)
	128,998	170,748
INVESTING ACTIVITIES		
Net cash inflow from the disposals/dilution of subsidiary/associated company	174,514	(203,414)
Others (mainly proceeds received from disposal of property, plant and equipment)	(13,050)	20,717
	161,464	(182,697)
FINANCING ACTIVITIES		
Bank borrowings	944	40,472
Redemption/repayment of Bonds	(400,008)	(230,748)
Withdrawal/reduction of deposits earmarked for Bonds and USD Debts redemption	(11,163)	254,518
Others (mainly interest paid)	(10,249)	(71,071)
	(420,476)	(6,829)
Net changes in cash & cash equivalents	(130,014)	(18,778)
Cash & cash equivalents at beginning of year	244,245	263,023
Cash & cash equivalents at end of period	114,231	244,245

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2003)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **Accounting policies and method of computation**

The interim financial report has been prepared in accordance with the Malaysian Accounting Standards Board ("MASB") Standard 26, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2003.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2003 except for the adoption of new MASB standards.

The adoption of the new MASB standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. **Qualification of audit report**

There were no qualifications on the audit report of the preceding year's financial statement.

3. **Seasonality or cyclicality**

The operations of the Group are not subjected to material seasonal or cyclical effects.

4. **Unusual items**

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. **Material changes in estimates**

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. **Debt and equity securities**

The Group has redeemed RM400 million Bonds during the third quarter of the financial year.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. **Dividend paid**

There was no dividend paid during the current quarter and financial year-to-date.

8. **Segmental reporting**

The Group's segmental report for the financial year-to-date is as follows:

	Total sales RM'000	Inter-segment sales RM'000	External sales RM'000	Segment results RM'000
Steel	9,070	-	9,070	2,999
Food and agricultural products	10,630	-	10,630	4,665
Retail and distribution	2,043,850	-	2,043,850	139,365
Property	190,893	(4,120)	186,773	36,838
Investment holding and others	231,914	(53,255)	178,659	100,149
	2,486,357	(57,375)	2,428,982	284,016
Unallocated cost				(2,277)
Interest income				24,679
Finance costs				(200,088)
Share in results of associated companies and joint-ventures				1,035
Gain on disposal of retail division				79,926
Provision for impairment / diminution in value:				
- Investment properties				(14,633)
- Investment in quoted investments				(43,598)
Profit before taxation				129,060

9. **Valuation of investment properties**

In the previous quarter, certain investment properties of the Group have been revalued based on independent valuation reports carried out by firms of professional valuers and surveyors on an open market value basis.

10. **Material events subsequent to the balance sheet date**

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. **Changes in the composition of the Group**

The disposal of the Parkson retail group as disclosed in note 20(1) has been completed on 1 June 2004 in the current quarter. These subsidiaries were operating in the retail and distribution, and investment holding segments in Malaysia and the People's Republic of China. Its effects on the interim financial statements are as follows:

	2004 Up to date of disposal RM'000	2003 RM'000
Revenue:		
Current quarter	182,347	489,552
Cumulative quarter	2,034,187	2,081,266
Profit before taxation:		
Current quarter	4,375	32,052
Cumulative quarter	148,468	95,686
Cash flows for the Cumulative quarter :		
Cash flows from operating activities	63,747	37,205
Cash flows from investing activities	(25,821)	(25,814)
Cash flows from financing activities	(37,383)	(46,602)

As at date of disposal, the net assets of these subsidiaries company was RM284.3 million (30 June 2003 : RM239.4 million).

12. Changes in contingent liabilities or contingent assets

	RM'000
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,000

The contingent liability arises out of indemnity contracts whereby Avenel Sdn Bhd, a subsidiary of the Company, agrees to indemnify in full, litigation suits and any other claims brought by third parties against a subsidiary company of Lion Forest Industries Berhad.

13. Review of performance

For the year, the Group recorded RM306 million profit from operations attributed to encouraging performance from the Retail and Property Divisions.

The associated companies performed better this year and has enabled the Group to record a share of their profits. The Group recorded RM80 million gain from the disposal of Retail Companies. After netting off provisions made for diminution in value of investments and investment properties, minority interest and taxation, the Group recorded RM23 million net profit for this year.

14. Comparison with the preceding quarter's results

During the quarter, the Parkson Retail disposal was completed. As a result, the Group recorded lower revenue. Earnings for the quarter was marginally lower attributed to higher share of results from associated companies and a gain from the disposal of the retail companies. In the quarter, a one-off impairment provision of RM58 million was also made for investment properties and quoted investments.

15. Prospects

The Group will divest its non-core businesses and focus on its existing core business in property.

16. Profit forecast / profit guaranteed

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 30/06/2004 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 30/06/2003 RM'000	CURRENT YEAR TO DATE 30/06/2004 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 30/06/2003 RM'000
In respect of current period:				
- income tax	9,440	1,381	53,313	52,115
- associated companies	3,006	4,194	8,355	4,475
- deferred tax	(33)	1,003	(33)	976
	12,413	6,578	61,635	57,566
In respect of prior years:				
- income tax	(3)	(54)	14	97
	12,410	6,524	61,649	57,663

The effective tax rate of the Group is higher than the statutory tax rate as the taxation charge of the Group is in respect of certain profitable subsidiary companies which for tax purposes cannot be set off against the losses incurred by the remaining subsidiary companies within the Group.

18. Profit/(loss) on sale of unquoted investments and / or properties

	INDIVIDUAL QUARTER	CUMULATIVE QUARTER
	CURRENT YEAR QUARTER 30/06/2004 RM'000	CURRENT YEAR TO DATE 30/06/2004 RM'000
Profit/(loss) on disposal of properties	-	(3,818)

19. Quoted securities

The Group's dealings in quoted securities for the current quarter and financial year-to-date are as follows :-

	RM'000	RM'000
Total sale proceeds	1,323	13,134
Total profit/(loss) on disposal	446	(68)

The Group's investments in quoted securities as at end of the reporting period are as follows:

	RM'000
At cost	205,302
At book value	148,637
At market value	118,762

20. Status of corporate proposals

No	Date Announced	Subject	
1	9.9.2003, 23.10.2003, 13.1.2004, 4.3.2004, 9.3.2004, 19.3.2004, 25.3.2004, 26.3.2004, 15.4.2004 1.6.2004 and 30.6.2004	(i) Proposed disposal by the Group to Lion Diversified Holdings Berhad ("LDHB") of its entire equity interest in the Parkson retail group for an aggregate sale consideration of RM364.23 million and the settlement of inter company balances of RM97.09 million, to be satisfied by cash payment of RM137.83 million deferred cash payment of RM230.86 million and issuance of RM92.63 million nominal value of redeemable convertible unsecured loan stocks ("RCULS") ("Proposed Parkson Disposal') (ii) Proposed put and call option with Tan Sri William H.J. Cheng for the disposal of the RM92.63 million RCULS to be received by the Company pursuant to the Proposed Parkson Disposal to Tan Sri William H.J. Cheng or his nominees at an exercise price of RM46.315 million for RM46.315 million RCULS on 15 December 2005 and RM46.315 million for RM46.315 million RCULS on 15 December 2006.	The Proposed Parkson Disposal was completed on 1.6.2004
2	5.3.2004 and 16.8.2004	Proposed disposal of up to 20,002,700 ordinary shares of RM1.00 each in Boustead Properties Berhad through the open market or placements	Approvals obtained from : (i) Bursa Malaysia Securities Berhad; and (ii) Shareholders of the Company.

20. Status of corporate proposals (cont'd)

No	Date Announced	Subject	
3	23.8.2004	(i) Proposed disposal by Lion Ipoh Parade Sdn Bhd of its shopping complex known as Ipoh Parade for a cash consideration of RM161.525 million; and (ii) Proposed disposal by Lion Seremban Parade Sdn Bhd of its shopping complex known as Seremban Parade for a cash consideration of RM64.624 million ("Proposed Disposal of Seremban Parade).	Pending approval of : a) Shareholders of the Company b) Securities Commission c) Foreign Investment Committee d) State Authority e) The Company's lenders in relation to the Proposed Disposal of Seremban Parade f) Endorsement by the land authorities

Status of utilisation of proceeds from corporate proposals

Please refer to Note 26 (a) (ii)

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at end of the reporting period are as follows :

	Short Term RM'000	**Long Term** RM'000	**Total** RM'000
Bank borrowings			
Secured	51,795	738	52,533
Unsecured	37,611	-	37,611
	89,406	738	90,144
Bonds and USD Debts			
Secured	651,188	2,434,048	3,085,236
Total	740,594	2,434,786	3,175,380

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign Currency '000	RM'000
- Ringgit Malaysia	-	1,027,121
- US Dollar	555,777	2,111,953
- Chinese Renminbi	65,230	29,947
- Others		6,360
		3,175,381

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

i) Total Resources Sdn. Bhd. ("TR") has filed an action against Lion Ipoh Parade Sdn Bhd ("LIP") on 29 April 2000 vide Ipoh High Court Civil Suit No.22-107-2000.

Prior to LIP's acquisition of the land held under PN 50789 Lot No. 8691U, Daerah Kinta, Bandar Ipoh ("the said Land"), TR had acquired the rights of way over two (2) strips of land through the said Land as access road to lands held under CT 22851-22855 Lot Nos. 2900N-2904N Daerah Kinta, Bandar Ipoh ("the adjoining Lands") by way of registered leases. TR subsequently sold the adjoining Lands to LIP. Accordingly, LIP became the registered proprietor of both the said Land and the adjoining Lands and constructed a building on the said Land. TR alleged that LIP had trespassed on the two (2) strips of land held by TR as registered lessee and claimed special damages in the sum of RM21,805,560. It is LIP's contention that TR's rights over the said Land were extinguished by operation of law as there had been a unity of title and possession by LIP of both the said Land and the adjoining Lands.

LIP had on 21 November 2001 obtained leave of the Court to add, inter alia, the counterclaim for the cancellation of TR's two (2) said registered leases from the respective documents of title, by way of an Amended Statement of Defence and Counterclaim.

TR's application to amend its Statement of Claim was allowed by the Court on 16 October 2002 and LIP has been given leave to amend its Statement of Claim upon being served with the Amended Statement of Claim. The matter is fixed on 12 October 2004.

The Directors have been advised that LIP has a good defence as TR had not suffered any actual damages.

ii) Tafco Development Sdn. Bhd. ("Tafco") has filed Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of Amsteel. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Originating Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and
(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and
(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The Court has fixed the hearing for an application by the Respondents to strike out the Original Petition on 14 December 2004.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Original Petition.

iii) Ariffin Haji Ismail Plantations Sdn. Bhd. ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn. Bhd. ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal of the said Lands was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn. Bhd. ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;
(b) the difference of RM6 million was to be utilized by AHIP to defray their cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and
(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

23. Changes in material litigations (cont'd)

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Originating Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgement on 5 November 2003 and the Court had allowed Ambang Maju's application to amend its Statement of Defence on 1 April 2004. A date to hear the matter has not been fixed.

The Directors have been advised that Ambang Maju has a defence to the claim.

iv) Magna Prima Berhad, Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd have filed a Writ of Summons No. D6-22-2039-2000 in the High Court of Malaya at Kuala Lumpur against Amsteel Equity Capital Sdn Bhd ("AEC") and nine (9) others wherein it was alleged, inter alia, that certain parties have taken out the sum of RM22.1 million from the accounts of Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd and that the money was used to purchase shares through AEC. It was further alleged that AEC had constructive notice of such action and therefore is the constructive trustee of the money which was used to purchase the shares. The matter is fixed for case management on 28 October 2004.

The Directors have been advised that AEC has a defence to the claim.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year to date.

25. Earnings / (Loss) per share

Basic

Earnings/(Loss) per share is calculated by dividing the Group's earnings/(loss) after tax and minority interests by the number of ordinary shares in issue of 1,331.2 million (30.06.2003 : weighted average number of ordinary shares in issue of 1331.2 million and 612.7 million for the preceding year individual quarter and preceding financial year-to-date, respectively, after adjusting for the capital reconstruction under the Group Wide Restructuring Scheme).

Fully diluted

The fully diluted earnings/(loss) per share is not disclosed as the unissued ordinary shares granted to employees pursuant to the Company's Executive Share Option Scheme have no dilutive effect since the exercise price is above the average market value of the Company's shares.

29. **Conditions imposed by Securities Commission ("SC") pertaining to the GWRS**

The SC has imposed certain conditions in its approval of the GWRS which include the requirements to disclose the following :

(a) **Status of the Proposed Divestment Programme ("PDP")**

i) Status of assets to be divested

Stages of assets to be divested	PDP (Per GWRS)	Divestment concluded before Dec 2003	Subsequent to December 2003		
				Proceeds Received in	
			Divestment concluded	Current Quarter	Current YTD
	RM mil	RM mil	RM mil	RM mil	RM mil
By December 2002					
Steel manufacturing assets*	10.00	10.00	-	-	-
Warehouse*	3.14	3.14	-	-	-
Equity interest in property holding company*	38.73	38.73	-	-	-
Listed shares in financial services company*	70.00	70.00	-	-	-
Listed shares in industrial products company	25.86	-	25.86	-	25.86
Listed shares	3.22	-	-	-	-
By December 2003					
Equity interest/assets in financial services company*	74.32	42.25	-	-	-
Freehold land	29.61	27.93	-	-	-
Land and building	21.00	12.85	-	-	-
Shares in unlisted/listed companies, factory and shoplots in Parade	108.02	-	-	-	-
By December 2004					
Leasehold land*	4.86	11.83	-	-	-
Freehold land, property holding and shoplots in Parade	348.29	-	-	-	-
By December 2005					
Hotel and freehold land	240.71	-	-	-	-
By December 2006					
Freehold land, unlisted shares in companies, shopping centres, golf club and medical centre	1,063.76	-	-	-	-
December 2003 to 2006					
Equity interest in retailing companies	549.02	-	461.32	-	137.83
Total	2,590.54	216.73	487.18	-	163.69

Note:

* *Proceeds received in previous financial years*

The Group will, if necessary, divest other assets which are not part of the Proposed Divestment Programme, to redeem/repay the ACB Bonds and USD Debts.

26. Conditions imposed by Securities Commission ("SC") Pertaining to the GWRS (cont'd)

ii) Utilisation of the divestment proceeds received

Pursuant to the Proposed Divestment Programme		Proposed utilisation	Utilisation Status: Actual	Utilisation Status: Unutilised/ Outstanding
		RM'mil	RM'mil	RM'mil
1.	Disposal by Henrietta Rubber Estate Limited, a subsidiary of the Company, of 900.87 acres of freehold agricultural land in the Tanjung Rambutan Estate within the town boundary of Tanjung Rambutan and the Mukim of Hulu Kinta, Perak Darul Ridzuan for a cash consideration of RM27.93 million.			
i)	Estimated expenses	2.50	-	2.50
ii)	Redemption/repayment of ACB Bonds and USD Debts	25.43	25.30	0.13
		27.93	25.30	2.63
2.	Disposal by Shanghai Lion Food Industry Co Ltd of a factory building for a cash consideration of Rmb28 million (approximately RM12.85 million)			
i)	Estimated expenses	2.79	2.79	-
ii)	Redemption/repayment of ACB Bonds and USD Debts	10.06	-	10.06
		12.85	2.79	10.06
3(a)	Disposal of 226,716,252 ordinary shares of RM1.00 each in Lion Corporation Berhad, at a cash consideration of RM1.00 per share			
(b)	The entire equity interest in the Parkson Retail group for an aggregate consideration of RM364.23 million and the settlement of inter company balances of RM97.09 million to be satisfied by cash payment of RM137.83 million, deferred cash payment of RM230.86 million and issuance of RM92.63 million nominal value of redeemable convertible unsecured loan stocks ("RCULS") ("Proposed Parkson Disposal").			
i)	Estimated expenses	1.62	-	1.62
ii)	Redemption/repayment of ACB Bonds and USD Debts	* 686.38	356.67	329.71
		688.00	356.67	331.33

* RM323.45 million of the proceeds are in the form of deferred payment amounting to RM230.86 million and RM92.63 million nominal value of RCULS.

Divestment of other assets not in the Proposed Divestment Programme	Proposed utilisation	Actual	Unutilised/ Outstanding
	RM'mil	RM'mil	RM'mil
1. Disposal of 100% equity interest in Optima Jaya Sdn Bhd ("OJSB") to SCB Developments Berhad ("SCB Dev") (now known as Boustead Properties Berhad) comprising 150,000 ordinary shares of RM1.00 each for a consideration of RM150,000 and settlement of debts owing by OJSB to the Company and novation and assumption by the Company of certain liabilities of OJSB amounting to RM201.0 million for an amount of RM113.85 million, satisfied in the following manner: i) RM10.00 million in cash; and ii) the balance paid in the form of 23.11 million ordinary shares of RM1.00 each in SCB Dev valued at RM4.50 each. Settlement of outstanding amounts owing to Itochu Corporation, Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd.	114.00	23.20	@ 90.80

Note :

@ *The unutilised portion is represented by SCB Dev shares deposited in a pledged securities account. Dividends and proceeds from disposal of these shares will be utilised to meet scheduled principal and interest payment.*

iii) **Plans to overcome any projected shortfall**

The Group will continue to actively seek potential buyers for the assets/companies under its proposed divestment programme.

(b) Issues Affecting the Joint-Venture Companies in the People's Republic Of China ("PRC")

Please refer to Appendix A.

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION GROUP IN THE PEOPLE'S REPUBLIC OF CHINA

a) Affecting Amsteel Corporation Berhad ("Amsteel")

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 10 August 2004
1.	Retail enterprises to restructure the share holding ratio between the joint venture parties and/or the term of operation and/or business scope as required by the State Council in the PRC		Submitted the application to maintain or restructure the share holding ratio and/or the term of operation and/or business scope for approval as required on the following dates:	
		Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%)	7 December 2001	Resolved as the approval from the relevant authorities in the PRC for the restructuring of this JV Co. was obtained in mid-May 2004. *
		Chongqing Wangyu Parkson Plaza Co Ltd (Amsteel Group's equity holding : 70%)	3 December 2001	Resolved as the approval from the relevant authorities in the PRC for the restructuring of this JV Co. was obtained in mid-May 2004. *
		Xian Lucky King Parkson Plaza Co Ltd (Amsteel Group's equity holding : 51%)	20 February 2002	Resolved as the approval from the Ministry of Commerce (formerly known as Ministry of Foreign Trade and Economic Corporation) was obtained in mid-May 2004 for the amendments to the Joint Venture Agreement and Articles of Association of this JV Co

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 10 August 2004
				(following the approval from the State Economic and Trade Commission for the restructuring of this JV Co. which was received on 14 February 2003). *
2.	Land Use Right(s) for land ("**LUR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of the joint venture agreement	Xian Lucky King Parkson Co Ltd (Amsteel Group's equity holding : 51%)	The Management of Amsteel Group had liaised with the PRC Party, Li Feng (Xian) Real Estate Development Co Ltd ("LFXR"), to transfer the LUR of the land located at No. 119, Dong Da Jie, Bei Lin District, Xian, Shanxi Province, PRC to the JV Co.	The registration of the LUR certificate in the JV Co's name was outstanding as of 1 June 2004. *
3.	Shortfall in capital to be contributed by the Amsteel Group	Mianyang Fulin Parkson Plaza Co Ltd (Amsteel Group's interest holding : 60%)	The Management of Amsteel Group is required to inject such amount to make up for the shortfall of Rmb2.19 million (equivalent to approximately RM1.00 million) ("Shortfall").	Resolved as the capital verification from the certified auditor for the injection of the Shortfall was obtained on 21 April 2004. *
4.	The PRC party has not obtained the LUR or Property Ownership Right(s) for building ("**POR**") certificate in its favour for property leased by the PRC Party to the JV Co. or the lease of the LUR or POR to the JV Co. has not been registered with the relevant authorities in the PRC	Mianyang Fulin Parkson Co Ltd (Amsteel Group's interest holding : 60%)	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Mianyang Fulin Real Estate Development Co Ltd ("SMF"), to register the lease of building located at No. 17, An Chang Lu, Mianyang City, Sichuan Province, PRC.	Resolved as the lease was registered on 20 July 2004. *
		Sichuan Hezheng Parkson Plaza Co Ltd (Amsteel Group's equity holding : 90%)	The Management of Amsteel Group had liaised with the PRC Party, Sichuan Hezheng Company Limited by Shares ("SHC"), to obtain the POR certificate for the building located at No.	The transfer of the POR certificate in favour of SHC was outstanding as of 1 June 2004. * SHC had issued a letter dated 20 February 2004 to

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 10 August 2004
			31, Zong Fu Lu, Jinjiang District, Chengdu City, Sichuan Province, PRC, leased by the PRC Party to the JV Co.	confirm that the JV Co. may use the POR pending the said transfer.
		Chongqing Wangyu Parkson Plaza Co Ltd (Amsteel Group's equity holding : 70%)	The Management of Amsteel Group had liaised with the PRC Party, Chongqing Wangyu Economic Industry Development Corporation ("CWE"), to obtain the POR certificate in its favour for the building located at No. 77, Da Ping Changjiang Er Lu, Yuzhong District, Chongqing, PRC and leased by the PRC Party to the JV Co.	By a letter dated 8 March 2001, CWE agreed to compensate the Amsteel Group if there is any damage arising from the non-transfer of the POR in its name. In addition, the parent company of CWE and owner of the building authorised CWE to lease the building to the JV Co. *
5.	The PRC Party borrowed Rmb17,803,000 from the JV Co. and as security, the PRC Party pledged its 40% equity interest in the JV Co. to the Amsteel Group. The pledge has not been registered with the relevant authorities.	Dalian Tianhe Parkson Shopping Centre Co Ltd (Amsteel Group's equity holding : 60%)	The Management of Amsteel Group had liaised with the management of JV Co. to take steps to register the pledge of the equity interest by the PRC Party, Dalian Tianhe Plaza Company Limited ("DTP").	Resolved as DTP has repaid the outstanding loan on 27 July 2004. *

* *As from 1 June 2004, these JV Cos became the subsidiaries of Lion Diversified Holdings Berhad ("LDHB") following the disposal of the entire equity interests in the companies holding interests in the said JV Cos ("Disposed Companies") to LDHB. The respective vendors of the Disposed Companies had undertaken to the Securities Commission ("SC") that they shall indemnify LDHB for any losses incurred by LDHB as a result of any non-compliance with the laws and regulations of the PRC.*

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION GROUP IN THE PEOPLE'S REPUBLIC OF CHINA (cont'd)

b) Affecting Lion Industries Corporation Berhad ("LICB")

No.	Issues	Joint-Venture Company ("JV Co.")	Steps taken or to be taken to resolve the Issues	Status as at 10 August 2004
1.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Economic Commission) ("**MOC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, the PRC.	Tianjin Huali Motor Co Ltd ("THM") (LICB Group's equity holding : 25%)	THM's existing total investment is USD60.24 million (equivalent to approximately RM228.91 million). The Management of LICB Group had liaised with the PRC Party, Tianjin Auto Industry Corporation, that approval need to be sought by the JV Co. from MOC in Beijing through the provincial MC for the excess of USD30.24 million (equivalent to approximately RM114.91 million).	The provincial MOC had requested the JV Co. to rely on the letter of approval dated 11 September 1995 from the provincial MOC, in that the capital of the JV Co. has been properly approved. It is the duty of the provincial MOC to apply for endorsement from the MOC in Beijing. The LICB Group expects to obtain the endorsement by 31 December 2004.
2.	Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co. in accordance with the terms of joint venture agreement.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with the PRC Party, Hubei Zhongtian Joint Stock Company ("HZJ"), that HZJ should apply to the relevant authorities for transfer of the POR for the building located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC to the JV Co.	The Management of LICB Group is in the process of procuring HZJ to transfer the ownership of the POR to the JV Co. by 31 December 2004.
3.	The lease of the land by the PRC Party to the JV Co. has not been registered with the relevant authorities in the PRC.	Hubei Zenith Heilen Pharmaceutical Co Ltd (LICB Group's equity holding : 25%)	The Management of LICB Group had liaised with HZJ to register the lease over the land located at No. 132, YangWan Lu, Jingmen City, Hubei Province, PRC with the relevant authorities.	The Management of LICB Group is in the process of procuring HZJ to obtain the approval for the lease by 31 December 2004.

ISSUES AFFECTING THE JOINT-VENTURE COMPANIES OF LION GROUP IN THE PEOPLE'S REPUBLIC OF CHINA (cont'd)

c) Affecting Silverstone Corporation Berhad ("SCB")

No.	Issues	Joint-Venture Company ("**JV Co.**")	Steps taken or to be taken to resolve the Issues	Status as at 10 August 2004
1.	Land Use Right(s) for land(s) ("**LUR**") and Property Ownership Right(s) for building(s) ("**POR**") to be transferred by the PRC Party to the JV Co. as PRC Party's contribution to the capital of the JV Co., in accordance with the terms of the joint venture agreement	Hunan Changfa Automobile Engine Co Ltd (SCB Group's equity holding : 50%)	The Management of the SCB Group had liaised with the PRC Parties to transfer the LUR and/or POR for the following land and/or building to the JV Co.: PRC Party: Changsha Auto Engine General Factory Building: No. 39, Shao Shan Lu, Dong Qu, Changsha, Hunan Province, PRC Land: Xian Jia Hu, He Xi, Changsha, Hunan Province, PRC	The PRC Party is in the process of effecting the transfer of the LUR and POR to the JV Co. and will endeavour to complete the transfer by 31 December 2004.
2.	The amount of JV Co.'s capital had exceeded the authorized limit of the provincial Ministry of Commerce (formerly known as the Ministry of Foreign Trade and Economic Commission) ("**MOC**") amounting to USD30 million (equivalent to approximately RM114 million) and any excess must be approved by the MOC in Beijing, the PRC.	Dong Feng (SCB Group's equity holding : 55%)	Dong Feng's existing total investment is USD63.20 million (equivalent to approximately RM240.16 million). The Management of SCB Group had liaised with Dong Feng to seek the approval of the MOC in Beijing through the provincial MOC for the excess of USD33.20 million (equivalent to approximately RM126.16 million).	The provincial MOC had requested Dong Feng to rely on the letter of approval dated 4 December 1993 from the provincial MOC, in that the capital of Dong Feng has been properly approved. It is the duty of the provincial MOC to apply for endorsement from the MOC in Beijing.